Press Release May 4, 2006

E.ON continues to grow

Substantial investments in security of supply and climate protection

“Following a phase of reorganization and integration, E.ON’s considerable strength and dynamism are becoming increasingly apparent. Like only a few other companies, we are actively shaping and helping to move forward Europe’s energy.” This was the summary of E.ON CEO Wulf H. Bernotat at the company’s annual shareholders meeting today in Essen, Germany. In 2005 E.ON again increased its results and earnings power compared with the prior year.

In 2005 E.ON increased adjusted EBIT[1] by 8 percent to €7.3 billion. E.ON’s return on capital employed[2] of 12.1 percent (2004: 11.5 percent) was significantly above its pretax cost of capital of 9 percent. The company thus again enhanced its earnings power. For 2006 E.ON expects another slight increase in adjusted EBIT. Current-year business development to date confirms this forecast.

Dividend 17 percent higher - Special dividend on Degussa disposal

The E.ON Board of Management and Supervisory Board will propose that the cash dividend for the 2005 financial year be increased by 17 percent to €2.75 per share. The company has thus nearly achieved its objective for 2007 of paying out total dividends of between 50 and 60 percent of net income (excluding nonrecurring effects).

The Board of Management and Supervisory Board will also propose a special, one-time dividend of €4.25 per share, thereby implementing the plan to let shareholders participate in the gain on disposal of the company’s Degussa stake. Including the special dividend, the dividend yield is 8 percent based on E.ON stock’s year-end 2005 closing price.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf

For information
please contact:

Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629

Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566

www.eon.com
Presse@eon.com

Press Release E.ON AG, May 4, 2006	Page 2 of 4

Value-enhancing growth

E.ON is committed to achieving value-enhancing growth in its core business. The company further strengthened its position in the dynamic energy markets of Central and Eastern Europe by completing, in late March 2006, the acquisition of natural gas trading and storage business of Hungary’s MOL for just over €1 billion. In line with E.ON’s intention to tap new markets in Southern Europe and South America, in February 2006 it made a cash offer of €29.1 billion for all the stock of Endesa, a Spanish energy utility. E.ON remains determined to acquire a majority stake. The European Commission has already issued an unconditional antitrust approval of E.ON’s acquisition of Endesa. Despite an emergency order issued by the Spanish government and a review of E.ON’s bid being conducted by Spain’s energy regulator CNE on the basis of this order, Bernotat is confident that E.ON will be successful in acquiring Endesa: “Step by step we will continue to be persistent in pursuing the Endesa acquisition, just as we’ve done with other major transactions in the past.”

Ensuring security of energy supplies

Global competition for oil and natural gas presents the energy industry with new challenges. E.ON will therefore continue to systematically execute its growth strategy to help ensure that Europe has a secure supply of energy well into the future. Integral to this strategy are both a broad energy mix and closer partnerships with producer countries. E.ON is therefore working with Gazprom and BASF to build a pipeline along the Baltic Sea floor to transport natural gas from Siberia to Germany beginning in 2010.

E.ON continues to negotiate with Gazprom about an ownership interest in Yushno Russkoye gas field. If the negotiations are successful, E.ON expects to acquire a 25 percent interest (minus one share) in this gas field, the same ownership percentage acquired by BASF. The negotiations have made substantial progress, although no final agreement has been reached.

Press Release E.ON AG, May 4, 2006	Page 3 of 4

E.ON also sees liquefied natural gas (LNG) as an interesting long-term option for diversifying its procurement portfolio. E.ON is in talks with major LNG producers and plans to build, in the North Sea port of Wilhelmshaven, Germany’s first LNG terminal.

Investments in security of supply and climate protection

Securing energy supplies is central to E.ON’s strategy. During the next three years the company will invest a total of €16.3 billion in the modernization and construction of power plants and network infrastructure.

Climate protection also plays an important role in E.ON’s strategy. Over the last ten years E.ON’s generation fleet has reduced by one third its CO2 emissions per kilowatt-hour of output. E.ON is Europe’s largest investor-owned operator of hydroelectric plants. In the British North Sea the company is building the world’s largest offshore wind farm. In the German North Sea of the island of Borkum E.ON is partnering with other companies to build a test platform for offshore wind power technology. During the next five years E.ON plans to invest a total of more than €3 billion in renewable energy sources and energy conservation.

[1] Non-GAAP financial measure; see reconciliation to net income on page 37 of the 2005 E.ON Annual Report.
[2] Non-GAAP financial measure; see derivation on pages 38-41 of the 2005 E.ON Annual Report.

This press release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

Press Release E.ON AG, May 4, 2006	Page 4 of 4

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This press release may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this press release, in its Annual Report, in its interim report or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.